SAP SE
Dietmar-Hopp-Allee 16
69190 Walldorf
Deutschland
T +49 6227 7-47474
SAP SE, Dietmar-Hopp-Allee 16, 69190 Walldorf	F +49 6227 7-57575
info@sap.com

February 28, 2019

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:                             Notice of disclosure filed in Annual Report on Form 20-F, pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Exchange Act

Ladies and Gentlemen:

Pursuant to Section 219 of the Iran Threat Reduction and Syria Human Rights Act of 2012 and Section 13(r) of the Securities Exchange Act of 1934, as amended, notice is hereby provided that SAP SE has made disclosure pursuant to such provisions in its Annual Report on Form 20-F for the fiscal year ending December 31, 2018, which was filed with the U.S. Securities and Exchange Commission on February 28, 2019.

Respectfully submitted,

SAP SE

By:	/s/ Jochen Scholten
Name:	Jochen Scholten
Title:	General Counsel

SAP SE

vertreten durch ihren Vorstand: Bill McDermott (CEO), Robert Enslin, Bernd Leukert, Luka Mucic, Gerhard Oswald

Vorsitzender des Aufsichtsrats: Hasso Plattner, Registergericht Mannheim HRB 719915

Deutsche Bank AG, Heidelberg (BLZ: 672 700 03) Konto: 0912030, SWIFT-BIC: DEUT DE SM 672, IBAN DE78 6727 0003 0091 2030 00

Steuernummer: 32497/82215; USt-IdentNr.: DE 143454214